INDEPENDENT AUDITORS' REPORT

To the Board of Trustees of Dow Jones Islamic Market Index Portfolio:

We have examined management's assertion about Dow Jones Islamic Index Portfolio's (the "Portfolio's") compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of March 31, 2000, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Portfolio's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolio's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolio's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, as of March 31, 2000, and with respect to agreement of security purchases and sales, for the period from November 1, 1999 (the date that Brown Brothers Harriman became the custodian for the Portfolio) through March 31, 2000:

1.  Confirmation of all securities held by The Depository Trust
Company and various sub-custodians in book entry form;

2. Reconciliation of all such securities to the books and records of the Portfolio and the Custodian;

3. Agreement of a sample of security purchases and sales or maturities for the period from November 1, 1999 (the date that Brown Brothers Harriman became the custodian for the Portfolio) through March 31, 2000 from the books and records of the Portfolio to broker trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolio's compliance with specified requirements.

In our opinion, management's assertion that the Portfolio was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 with respect to securities reflected in the investment account of the Portfolio is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Directors of the Portfolio and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP


November 27, 2000





Management Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940


We as members of management of European Equity Porfolio, Pacific Basin Equity Portfolio, U.S. Equity Portfolio and Dow Jones Islamic Portfolio (the Portfolios), are responsible for complying with the requirements of subsections
(b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolio's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of March 31, 2000, and from November 1, 1999 through March 31, 2000.

Based on this evaluation, we assert that the Porfolios were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000, and from November 1, 1999, through
March 31, 2000, with respect to securities reflected in the investment account of the Portfolios.

On behalf of:
European Equity Portfolio
Pacific Basin Equity Portfolio
U.S. Equity Portfolio
Dow Jones Islamic Market Index Portfolio


Christine D. Dorsey
Assistant Secretary